SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

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[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2010

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number  1-3215

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JOHNSON & JOHNSON
RETIREMENT SAVINGS PLAN

(Full title of the Plan)

JOHNSON & JOHNSON
ONE JOHNSON & JOHNSON PLAZA
NEW BRUNSWICK, NEW JERSEY 08933

(Name of issuer of the securities held pursuant to the Plan
and the address of its principal executive office)

REQUIRED INFORMATION

Item 4.  Financial Statements and Exhibits

Financial statements prepared in accordance with the financial reporting requirements of ERISA filed herewith are listed below in lieu of the requirements of Items 1 to 3.

Report of Independent Registered Public Accounting Firm

Financial Statements:

Statements of Net Assets Available for Benefits

Statement of Changes in Net Assets Available for Benefits

Notes to Financial Statements

Exhibits:

23.  Consent of PricewaterhouseCoopers LLP, dated June 17, 2011

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

JOHNSON & JOHNSON RETIREMENT SAVINGS PLAN

Date: June 17, 2011	By:	/s/ Peter Fasolo
Peter Fasolo
Chairman, Pension and Benefits Committee

JOHNSON & JOHNSON RETIREMENT SAVINGS PLAN
__________________

FINANCIAL STATEMENTS

DECEMBER 31, 2010 AND 2009

Johnson & Johnson Retirement Savings Plan
Index to Financial Statements
December 31, 2010 and 2009

Page(s)

Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits	2

Statement of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4 – 16

Report of Independent Registered Public Accounting Firm

To the Participants of the Johnson & Johnson Retirement Savings Plan
and the Pension and Benefits Committee of Johnson & Johnson

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Johnson & Johnson Retirement Savings Plan (the “Plan”) at December 31, 2010 and December 31, 2009, and the changes in net assets available for benefits for the year ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

New York, NY
June 17, 2011

Johnson & Johnson Retirement Savings Plan
Statements of Net Assets Available for Benefits
December 31, 2010 and 2009

	2010	2009
Assets
Interest in Johnson & Johnson Pension
and Savings Plans Master Trust, at fair value	$ 199,486,569	$ 188,694,449

Total investments	199,486,569	188,694,449

Receivables
Employee contributions	137,947	133,303
Employer contributions	47,993	47,555

Total receivables	185,940	180,858

Total assets	199,672,509	188,875,307

Liabilities
Accrued expenses	87,297	64,209

Total liabilities	87,297	64,209

Net assets available for benefits, at fair value	199,585,212	188,811,098

Adjustment from fair value to contract value for
fully benefit-responsive investment contracts	(909,073)	(824,423)

Net assets available for benefits	$ 198,676,139	$ 187,986,675

The accompanying notes are an integral part of these financial statements.

Johnson & Johnson Retirement Savings Plan
Statement of Changes in Net Assets Available for Benefits
December 31, 2010

Additions to net assets attributed to	2010
Investment Income/Loss
Plan's interest in the Johnson & Johnson Pension
and Savings Plans Master Trust net investment income/loss	$ 7,335,772

Contributions
Employee contributions	14,154,293
Employer contributions	5,724,235

Total additions	27,214,300

Deductions from net assets attributed to
Benefits paid to participants	16,008,553
Administrative expenses	516,283

Total deductions	16,524,836

Net increase/(decrease)	10,689,464

Net assets available for benefits
Beginning of year	187,986,675

End of year	$ 198,676,139

The accompanying notes are an integral part of these financial statements.

Johnson & Johnson Retirement Savings Plan
Notes to Financial Statements
December 31, 2010 and 2009

1.	Description of Plan

General

The Johnson & Johnson Retirement Savings Plan (the “Plan”) is a participant directed defined contribution plan which was established on March 1, 1990 for eligible employees of certain participating subsidiaries of Johnson & Johnson (“J&J” or the “Company”) located in Puerto Rico which have adopted the Plan. The Plan was designed to provide eligible employees with an opportunity to strengthen their financial security at retirement by providing an incentive to save and invest regularly.  The funding of the Plan is made through employee and Company contributions.  The assets of the Plan are held in the Johnson & Johnson Pension and Savings Plans Master Trust (the “Trust”). The Plan’s interest in the Trust is allocated to the Plan based upon the total of each participant’s share in the Trust.

State Street Bank and Trust Company (“State Street” or “Trustee") serves as trustee, agent, and custodian of the Plan for purposes of investment of the assets of the Trust.  Banco Popular de Puerto Rico serves as Trustee of the Plan. As such, State Street performs certain services for the Plan, including the execution of certain participant directed investments, which are commingled for investment purposes only with assets of other tax-qualified plans maintained by J&J.

This brief description of the Plan is provided for general information purposes only. Participants should refer to the Plan document for complete information.

Contributions

In general, salaried and hourly employees of participating J&J companies who are Puerto Rico residents can contribute to the Plan immediately. There is no service requirement for employee contributions.

Contributions are made to the Plan by participants through payroll deductions and by the Company on behalf of participants.  Participating employees may contribute a minimum of 3% up to a maximum of 25% pre-tax and/or a minimum of 1% up to a maximum of 10% post-tax of their base salary.  Annual pre-tax contributions may not individually exceed $9,000 in 2010 under Puerto Rico law.

Participants age 50 and over are eligible to contribute extra pre-tax contributions (“catch-up contributions”) above the annual limitations up to $1,000 in 2010. Participants can elect an amount to be contributed from each paycheck as their catch-up contribution.  This amount will be in addition to the pre-tax contribution percentages that participants have elected.

After one year of service, participants receive an employer matching contribution equal to 75% of the first 6% of his/her pretax contributions. The employer matching contribution is composed of cash and invested in the current investment fund mix chosen by the participant.

Investments

Participants may invest in one or more of the nine investment funds offered by the Plan.  Each of the funds represents a mix of various investments. The investment mix chosen by the participant will apply to employee and Company matching contributions.  Rollover contributions are invested at the election of the participant.

Participants receive dividends on Johnson & Johnson Common Stock shares held in the Johnson & Johnson Stock Fund.  The dividends are automatically reinvested in the Johnson & Johnson Stock Fund. For all other funds the Trustee reinvests all dividend and interest income.

Johnson & Johnson Retirement Savings Plan
Notes to Financial Statements
December 31, 2010 and 2009

Vesting

A participant’s interest in his/her account, including participant contributions, Company contributions and earnings thereon, is always fully vested.  As a result, there are no forfeitures under the Plan.

Payment of Benefits

Participants are allowed to withdraw their post-tax contributions and earnings thereon one time per calendar year.  Participants may withdraw pre-tax contributions only upon meeting certain hardship conditions.  The benefits to which participants are entitled are the amounts provided by contributions (Company and Match) and investment earnings thereon, including realized and unrealized gains and losses which have been allocated to the participant’s account balance.

Benefits are also paid to participants upon termination of employment, long-term disability or retirement.  Participants can elect to defer payment if account balances are greater than $5,000.  Distributions are paid either in a lump sum payment, or installment payments made on a monthly, quarterly or annual basis over a period of years selected by the participant. Participants have the option of receiving part of their balance in the Johnson & Johnson Stock Fund as either cash or in shares of Johnson & Johnson common stock (plus cash for fractional shares) for lump sum distributions other than a hardship.

A participant’s account may be distributed to his/her beneficiaries in lump sum or in installments upon the participant’s death only if the beneficiary is a spouse. Otherwise, it is paid to the beneficiary in a lump sum, either directly or rolled over to an IRA.

Administrative Expenses
All third-party administrative expenses are paid by the Plan, unless otherwise provided for by the Company.

Termination

Although it has not expressed an intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of a partial or full Plan termination, all Plan funds must be used exclusively for the benefit of the Plan participants, in that each participant would receive the respective value in their account.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America. Certain amounts in the prior year financial statements have been reclassified to conform to the current presentation.

Investment Valuation and Income Recognition of the Trust
The Plan’s interest in the Trust is stated at fair value. The investment in the Trust represents the Plan's interest in the net assets of the Trust.

As the investment funds contain various underlying assets such as stocks and short-term investments, the participant’s account balance is reported in units of participation, which allows for immediate transfers in and out of the funds.  The purchase or redemption price of the units is determined by the Trustee, based on the current market value of the underlying assets of the funds.  Each fund’s net asset value for a single unit is computed by adding the value of the fund’s investments, cash and other assets, and subtracting liabilities, then dividing the result by the number of units outstanding.

Johnson & Johnson Retirement Savings Plan
Notes to Financial Statements
December 31, 2010 and 2009

Purchases and sales of securities are recorded on a trade-date basis.  Gains and losses on the sale of investment securities are determined on the average cost method.  Dividend income is recorded on the ex-dividend date.  Interest income is recorded as earned on an accrual basis.

The Plan presents, in the Statement of Changes in Net Assets Available for Benefits, the investment income/(loss) for the Plan's interest in the Trust which consists of the Plan’s allocated change in unrealized appreciation and depreciation of the underlying investments, realized gains and losses on sales of investments and investment income/(loss).

Payment of Benefits
Benefits are recorded when paid.

Derivatives

The Trust will invest in securities from time to time that are denominated in currencies other than the U.S. dollar.  To hedge against adverse changes in foreign exchange rates relating to non-U.S. dollar denominated investments, the Trust may enter into forward foreign exchange contracts. The holder is exposed to credit risk for nonperformance and to market risk for changes in interest and currency rates.

Those instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the Statements of Net Assets Available for Benefits.  The Trust attempts to mitigate this credit risk by utilizing the same policies in making commitments and conditional obligations as it does for on-balance sheet instruments, and through structured trading with reputable parties and continual monitoring procedures.  Accordingly, the Trust does not anticipate losses for nonperformance.  The Trust does not require collateral or other security to support forward foreign exchange contracts.  The Trust accounts for forward foreign exchange contracts at fair value.

Use of Estimates

The preparation of the Plan’s financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of Net Assets Available for Benefits at the date of the financial statements and the Changes in Net Assets Available for Benefits during the reporting period and, when applicable, disclosures of contingent assets and liabilities at the date of the financial statements.  Actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides for various investment options in funds which can invest in a combination of equity, fixed income securities and other investments.  Investments are exposed to various risks, such as interest rate, market and credit.  Due to the level of risk associated with certain investments, it is at least reasonably possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

Johnson & Johnson Retirement Savings Plan
Notes to Financial Statements
December 31, 2010 and 2009

Reporting of Fully Benefit-Responsive Investment Contracts

Fully benefit- responsive investment amounts are reported at fair value.  Contract value is the relevant measurement criteria for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  The Statements of Net Assets Available for Benefits present the fair value of the investment contracts, as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value.  The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

3.	Master Trust

a.	Fair Value Measurements

The Plan’s valuation methodologies were applied to all of the trust investments carried at fair value. Fair value is based upon quoted market prices, where available. If listed prices or quotes are not available, fair value is based upon models that primarily use, as inputs, market-based or independently sourced market parameters, including yield curves, interest rates, volatilities, equity or debt prices, foreign exchange rates and credit curves.

While the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date.

Recent Accounting Pronouncements

In January 2010, the Financial Accounting Standards Board issued an update to improve disclosure about fair value measurements. This update requires entities to disclose a) the amounts of significant  transfers between Level 1 and Level 2 of the fair value hierarchy and the reasons for these transfers, b) the reasons for any transfers in or out of Level 3 and c) information in the reconciliation of recurring Level 3 measurements about purchases, sales, issuances and settlements on a gross basis. In addition, this update clarifies the requirements for entities to disclose information about both the valuation techniques and inputs used in estimating Level 2 and Level 3 fair value measurements. The requirements to disclose information about purchases, sales, issuances and settlement in the reconciliation of recurring Level 3 measurements is effective for financial statements issued for interim and annual reporting periods beginning after December 15, 2010.

In May 2011, the FASB issued ASU 2011-04 Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS. ASU 2011-4 is intended to improve the comparability of fair value measurements presented and disclosed in financial statements prepared in accordance with U.S. GAAP and IFRS.  The amendments are of two types: (i) those that clarify the Board’s intent about the application of existing fair value measurement and disclosure requirements and (ii) those that change a particular principle or requirement for measuring fair value or for disclosing information about fair value measurements. The update is effective for annual periods beginning after December 15, 2011. The Plan is still accessing the impact of adoption.

Valuation Hierarchy

Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures, provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Johnson & Johnson Retirement Savings Plan
Notes to Financial Statements
December 31, 2010 and 2009

•	Level 1 – quoted prices (unadjusted) for identical assets or liabilities in active markets.

•
Level 2 – quoted prices for identical assets or liabilities in active markets and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

•	Level 3 – inputs are unobservable and significant to the fair value measurement. These are usually negotiated prices between two parties.

A financial instrument’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

Following is a description of the valuation methodologies used for the investments measured at fair value.

•
Short-term investments – Cash and quoted short-term instruments are valued at the closing price or the amount held on deposit by the custodian bank where quoted prices are available in an active market and are classified as Level 1.  Other investments are through investment vehicles valued using the Net Asset Value (NAV) provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is a quoted price in a market that is not active and classified as Level 2.

•
U.S. Government & Agency issues – The assets are comprised of U.S. Government and Agency securities and U.S. Treasury Bills and Notes of varying maturities. Level 2 fair values are estimated by using pricing models, quoted prices of securities with similar characteristics or discounted cash flows. Level 3 U.S. Government and Agency issues are priced based on unobservable inputs, usually negotiated prices.

•
Corporate debt - A limited number of these investments are valued at the closing price reported on the major market on which the individual securities are traded. Where quoted prices are available in an active market, the investments are classified as Level 1. If quoted market prices are not available for the specific security, then fair values are estimated by using pricing models, quoted prices of securities with similar characteristics or discounted cash flows and are classified as Level 2.  Level 3 debt instruments are priced based on unobservable inputs, usually negotiated values agreed to by the interested parties.

•
Common and preferred stocks - U.S. and International common stocks are valued at the closing price reported on the major market on which the individual securities are traded. Substantially all common and preferred stocks are classified within Level 1 of the valuation hierarchy.

•
Common Collective Trusts – The fair market value of all Common Collective Trust (CCT) interests has been determined using Net Asset Value (NAV) and are used for expedience purposes. The NAV is based on the value of the underlying assets owned by the funds, minus its liabilities, and then divided by the number of shares outstanding.  CCTs that have a quoted market price in markets that are not active are classified as Level 2. A majority of the CCTs are used for liquidity purposes for both the defined benefit and defined contribution plans within the Master Trust. The CCTs are primarily passive funds that provide daily liquidity for the various Savings Plan investment options. Participant directed purchases and sales are at the NAV. At December 31, 2010, approximately 70% of the CCTs are invested in passive strategies that mimic the indices and 30% are invested in U.S. Equity and Emerging Market Equity strategies. Any Plan Sponsor sales may be subject to gate keeping restrictions.

Johnson & Johnson Retirement Savings Plan
Notes to Financial Statements
December 31, 2010 and 2009

•
Guaranteed insurance contracts (GICs) – Traditional GICs are valued at fair value by discounting the related cash flows based on current yields of similar instruments with comparable durations while considering the creditworthiness of the issuer, and are classified as Level 3.  The fair value of the synthetic guaranteed investment contract is based on the underlying investments held in separate account portfolios. The underlying investments are U.S. Government, Government Agencies, Fixed Income and Asset-Backed Securities.  The synthetic guaranteed investment contract and related investments are classified as Level 2.  The synthetic GIC has a fair value of $768,700,000 and $726,900,000 at December 31, 2010 and 2009, respectively.

•
Other assets - Other assets are represented primarily by Limited Partnerships (LP), as well as commercial loans and mortgages that are not classified as corporate debt. Other assets, that are exchange listed and actively traded, are classified as Level 1 while inactively traded assets are classified as Level 2. The LPs and other assets valued using unobservable inputs are classified as Level 3.  The fair market value of all LP interests has been determined using Net Asset Value (NAV) and used for expedience purposes.  At December 31, 2010, approximately 49% of the LP investments are in U.S. Equity and Emerging Market Equities with the remaining 51% in private equity investments.

At December 31, 2010 and 2009, the Trust had unfunded commitments of underlying funds of the LP investments of $30,892,683 and $36,450,701 outstanding. These commitments are expected to be satisfied with new cash flows, distributions from existing funds, reinvestment of proceeds and /or from selling existing investments. The LP investments have maturity dates ranging from December 31, 2010 through March 31, 2020 with renewal options available to the Plan.  The Master Trust's investments in the Limited Partnerships are not redeemable at any point in time.

Johnson & Johnson Retirement Savings Plan
Notes to Financial Statements
December 31, 2010 and 2009

2010 Master Trust investments measured at fair value

	Quoted market prices inputs	Observable inputs	Unobservable inputs	Total Assets
December 31, 2010	(Level 1)	(Level 2)	(Level 3)
Short-term investment funds	$ 24,716,015	$ 754,226,191	$ -	$ 778,942,206
U.S. Government and Agency securities	-	1,176,817,621	1,380,000	1,178,197,621

Corporate debt
S&P Rated AAA to BBB-	-	729,654,379	2,648,604	732,302,983
S&P Rated below BBB-	-	183,671,952	2,008,500	185,680,452
S&P Not Rated	-	58,914,017	7,452,656	66,366,673
Total Corporate Debt	-	972,240,348	12,109,760	984,350,108

Preferred stocks	22,886,424	-	-	22,886,424
Common stocks
US Large Cap	5,528,226,540	-	-	5,528,226,540
US Mid Cap	764,832,664	94,509	-	764,927,173
US Small Cap	531,620,867	-	217	531,621,084
Total US Common stocks	6,824,680,071	94,509	217	6,824,774,797
International Common stocks	2,563,735,478	-	41,965	2,563,777,443
Total Common stocks	9,388,415,549	94,509	42,182	9,388,552,240

Common Collective Trusts	-	2,688,650,522	-	2,688,650,522
Other assets and liabilities, net	56,640	235,167,654	134,354,940	369,579,234
Trust investments at fair value	9,436,074,628	5,827,196,845	147,886,882	15,411,158,355
Guaranteed/Synthetic investment contracts	-	768,700,000	1,068,215,023	1,836,915,023
Total Master Trust investments	$9,436,074,628	$6,595,896,845	$1,216,101,905	$ 17,248,073,378
Receivables				330,630,733
Payables				(437,758,066)
Adjustment from fair value to market value for fully responsive benefit contracts				(51,856,397)
Net investment in Master Trust				$ 17,089,089,648

Johnson & Johnson Retirement Savings Plan
Notes to Financial Statements
December 31, 2010 and 2009

2009 Master Trust investments measured at fair value

	Quoted market prices inputs	Observable inputs	Unobservable inputs	Total Assets
December 31, 2009	(Level 1)	(Level 2)	(Level 3)
Short-term investment funds	$ 23,736,378	$ 775,202,073	$ -	$ 798,938,451
U.S. Government and Agency securities	-	790,967,580	-	790,967,580

Corporate debt
S&P Rated AAA to BBB-	108,000	725,857,778	1,172,734	727,138,512
S&P Rated below BBB-	-	160,212,720	3,414,956	163,627,676
S&P Not Rated	-	33,239,478	3,070,432	36,309,910
Total Corporate Debt	108,000	919,309,976	7,658,122	927,076,098

Preferred stocks	13,713,530	278,151	-	13,991,681
Common stocks
US Large Cap	5,132,166,793	-	-	5,132,166,793
US Mid Cap	563,759,040	557,258	-	564,316,298
US Small Cap	478,737,605	-	-	478,737,605
Total US Common stocks	6,174,663,438	557,258	-	6,175,220,696
International Common stocks	1,485,905,194	-	34,062	1,485,939,256
Total Common stocks	7,660,568,632	557,258	34,062	7,661,159,952

Common Collective Trusts	-	2,419,971,157	-	2,419,971,157
Other assets	1,375,272	88,376,252	122,214,486	211,966,010
Trust investments at fair value	7,699,501,812	4,994,662,447	129,906,670	12,824,070,929
Guaranteed and synthetic investment contracts	-	726,900,000	1,016,138,745	1,743,038,745
Total Master Trust investments	$7,699,501,812	$5,721,562,447	$1,146,045,415	$14,567,109,674
Receivables				301,281,231
Payables				(312,026,851)
Adjustment from fair value to market value for fully responsive benefit contracts				(51,412,700)
Net investment in Master Trust				$14,504,951,354

Johnson & Johnson Retirement Savings Plan
Notes to Financial Statements
December 31, 2010 and 2009

Level 3 Gains and Losses
The table below sets forth a summary of changes in the fair value of the Plan’s Level 3 assets for the year ended December 31, 2010.

	Government Securities	Corporate debt	Common stocks	Other assets	Guaranteed insurance contracts	Totals
Balance December 31, 2009	$ -	$7,658,122	$ 34,062	$122,214,486	$1,016,138,745	$1,146,045,415

Realized (losses) gains	-	(726,602)	-	1,130,054	42,265,119	42,668,571

Unrealized gains (losses) for assets still held at December 31, 2010	-	1,088,560	1,827	(301,306)	(6,619,537)	(5,830,456)

Transfers in	-	779,470	217	9,403	-	789,090

Transfers out		(1,215,359)	-	(1,109,714)	-	(2,325,073)

Purchases, sales, issuances and settlements, net	1,380,000	4,525,569	6,076	12,412,017	16,430,696	34,754,358

Balance December 31, 2010	$ 1,380,000	$12,109,760	$ 42,182	$134,354,940	$1,068,215,023	$1,216,101,905

There were no significant transfers between Level 1 and Level 2 assets.

The assets of the Plan are maintained in the Trust.  The Plan holds approximately 1.2% and 1.3%, respectively, of the Trust’s net assets as of December 31, 2010 and 2009.  The Plan’s sole investment is its interest in the Trust and therefore is greater than 5% of Plan assets.  Net assets, income, and expenses are allocated to the Plan based on the total of each participant’s share in the respective funds.

Johnson & Johnson Retirement Savings Plan
Notes to Financial Statements
December 31, 2010 and 2009

The net investment income of the Trust was composed of the following:

December 31,
2010
Net appreciation/(depreciation) in fair value of investments

Short term investment funds	$ 819,526
U.S. Government and Agency securities	48,335,149
Corporate debt	40,057,887
Preferred stocks	6,034,048
Common stocks	749,375,809
Common Collective Trusts	421,262,159
Other assets	10,377,871
Receivables and payables	(821,107)
1,275,441,342
Interest	214,996,538
Dividends	198,937,807
Net Investment gain (loss)	$ 1,689,375,687

b.	Guaranteed and Synthetic Investment Contracts

The Trust holds investments in traditional and synthetic guaranteed investment contracts (GICs).  The weighted average insurance financial strength rating of the insurers for these contracts is AA-.  These investments are recorded at their fair values.  The traditional GICs’ contract value represents contributions made under the contract and reinvested income, less any withdrawals.  The synthetic GICs are recorded at contract value, which represents the value of the underlying assets owned by the Trust plus the amount designed to smooth the impact of normal market fluctuations on those assets.  Both the traditional and synthetic GICs are fully benefit-responsive.  Participants may under most circumstances direct the withdrawal or transfer of all or a portion of their investment at contract value.  Currently no reserves are needed against contract values for credit risk of the contract issuers or otherwise.

The traditional GICs provide a fixed return on principal over a specified period of time through fully benefit-responsive contracts issued by an insurance company, which are backed by the general account of that insurer. The contract value of the traditional GICs was $1,039,366,494 and $980,670,676 at December 31, 2010 and 2009, respectively. The fair value of the traditional GICs, as determined by using discounted cash flows, was $1,068,215,023 and $1,016,138,745 at December 31, 2010 and 2009, respectively.

The synthetic GIC provides a return over a period of time through a fully benefit-responsive contract, or wrapper contract, which is backed by the underlying assets owned by the Trust.  The portfolio of assets, overall of AA+ credit quality, underlying the synthetic GIC includes mortgages, corporate, and United States Treasury Notes and Bonds. The contract value of the synthetic GIC was $745,692,132 and $710,955,369 at December 31, 2010 and 2009, respectively. The fair value of the synthetic GIC is based on the fair value of the underlying pool of securities, and at December 31, 2010 and 2009 was $768,700,000 and $726,900,000, respectively.

Johnson & Johnson Retirement Savings Plan
Notes to Financial Statements
December 31, 2010 and 2009

The crediting interest rates for the synthetic GIC is calculated on a monthly basis using the contract value, and the market value, yield and duration of the underlying securities, and cannot be less than zero.  The crediting interest rates for the traditional GICs are agreed to in advance with the issuer.  The crediting interest rate for the contracts at December 31, 2010 and 2009 was 4.29% and 4.72%, respectively.  In the event of extreme changes in interest rates, the crediting rate may be adjusted to reflect current market condition.

Key factors that could influence future average interest crediting rates include, but are not limited to:  participant directed cash flows; changes in interest rates; total return performance of the fair market value bond strategies underlying the synthetic GIC; default or credit failures of any of the securities, investment contracts, or other investments held in the Plan; and the initiation of an extended termination (immunization) of the synthetic GIC.

The average market value yield of the contracts for 2010 and 2009 was 4.10% and 4.55%, respectively (calculated by taking the average of the monthly market value weighted yields of the investments).  The average yield earned by the contracts that reflects the actual interest credited to participants for 2010 and 2009 was 4.00% and 4.40%, respectively (calculated by dividing annualized earnings credited to participants by the market value of the Interest Income Fund).

There are certain events not initiated by Plan participants that limit the ability of the Plan to transact with the issuer of a GIC at its contract value. Specific coverage provided by each traditional GIC and synthetic GIC may be different from each issuer, and can be found in the individual traditional GIC or synthetic GIC contracts held by the Plan. Examples of such events include: the Plan’s failure to qualify under the Internal Revenue Code of 1986 as amended; full or partial termination of the Plan; involuntary termination of employment as a result of a corporate merger, divestiture, spin-off, or other significant business restructuring, which may include early retirement incentive programs or bankruptcy; changes to the administration of the Plan which decreases employee or employer contributions, the establishment of a competing plan by the plan sponsor, the introduction of a competing investment option, or other Plan amendment that has not been approved by the contract issuers; dissemination of a participant communication that is designed to induce participants to transfer assets from this investment option; events resulting in a material and adverse financial impact on the contract issuer, including changes in the tax code, laws or regulations.  The Plan fiduciaries do not believe that the occurrence of any of the aforementioned events, which would limit the Plan’s ability to transact with the issuer of a GIC at its contract value with participants, is probable.

4.	Derivatives

The Trust had forward foreign exchange contracts outstanding at December 31, 2010 and 2009 in various currencies.  At December 31, 2010 and 2009, the notional amount outstanding for these contracts in the Trust was $16,354,100 and $48,317,010, respectively, and is representative of activity during the year. The fair value of these derivative instruments is included in the Interest in Johnson & Johnson Pension and Savings Plans Master Trust at fair value in the Statements of Net Assets Available for Benefits. The net currency gain/loss recognized during 2010 and 2009 by the Trust was $20,254 and $758,123, respectively. This amount is included in the Plan’s Interest in the Johnson & Johnson Pension and Savings Plans Master Trust net investment income/loss on the Statement of Changes in Net Assets Available for Benefits.  The Trust held no other material derivative financial instruments at December 31, 2010 and 2009.

Johnson & Johnson Retirement Savings Plan
Notes to Financial Statements
December 31, 2010 and 2009

5.	Tax Status

The Associated Free State of Puerto Rico, Property Department, has determined and informed the Company by a letter dated March 1, 1990, that the Plan constitutes as a qualified plan under Section 165(a) of the Puerto Rico Income Tax Act of 1954, as amended (the "ITA"), and the Plan and the related trust accounts are exempt from Puerto Rico income taxes under Section 165(a) and 165(e) of the ITA.  Although the Plan has been amended since receiving the determination letter, the Plan Administrator and the Plan’s tax counsel believe that the Plan is currently designed and is currently being operated in compliance with the applicable requirements of the Puerto Rico tax code.  Therefore, no provision for income taxes has been included in the Plan's financial statements.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the plan and recognize a tax liability (or asset) if the plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Departamento de Hacienda.  The plan administrator has analyzed the tax positions by the plan, and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.  The plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  The plan administrator believes it is no longer subject to income tax examinations for years prior to 2010.

6.	Related Party Transactions

Certain Plan investments are shares of institutional commingled funds managed by State Street Global Advisors, a division of State Street. State Street is the Trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.  As of December 31, 2010 and 2009, the total market value of investments in the institutional commingled funds allocated to the Plan and managed by State Street was $16,394,553 and $15,301,457, respectively.

The Plan also invests in shares of the Company.  The Company is the Plan sponsor and, therefore, these transactions qualify as party-in-interest transactions. As of December 31, 2010 and 2009, the market value of investments in Johnson & Johnson Common Stock was $107,113,794 and $112,738,898, respectively. During the year ended December 31, 2010, the Plan made purchases of $4,850,481 and  sales of $6,207,248 of the Company’s common stock. The total dividend income received during 2010 was $3,652,912. The total of realized and unrealized gains during 2010 was $652,251 and 9,975,366, respectively.

Johnson & Johnson Retirement Savings Plan
Notes to Financial Statements
December 31, 2010 and 2009

7.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31,
	2010	2009

Net assets available for benefits
per the financial statements	$ 198,676,139	$ 187,986,675
Amounts allocated to withdrawing participants	(81,731)	(89,195)
Adjustment of synthetic GIC values from
contract value to fair value	403,342	255,678

Net assets available for benefits per the Form 5500	$ 198,997,750	$ 188,153,158

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

December 31, 2010

Benefits paid to participants per the financial statements	$ 16,008,553

Add: Amounts allocated to withdrawing participants at
December 31, 2010 (not yet paid)	81,731

Less: Amounts allocated to withdrawing participants
at December 31, 2009	(89,195)

Benefits paid to participants per the Form 5500	$ 16,001,089

The following is a reconciliation of investment income per the financial statements to Form 5500:

December 31, 2010

Total investment income per the financial statements	$ 7,335,772
Net change in adjustment from contract value to fair value
for synthetic GIC value	147,663

Total investment income per the Form 5500	$ 7,483,435